Exhibit 12.1
DINE BRANDS GLOBAL, INC.
Computation of Debt Service Coverage Ratio for the Trailing Twelve Months Ended June 30, 2018 and Leverage Ratio as of June 30, 2018.
(In thousands, except ratios)

Leverage Ratio Calculation:
Indebtedness, net (1)	$1,305,761
Covenant Adjusted EBITDA(1)	227,992
Leverage Ratio	5.73
Debt Service Coverage Ratio (DSCR) Calculation:
Net Cash Flow (1)	$261,393
Debt Service (1)	69,765
DSCR	3.75

(1)
Definitions of all components used in calculating the above ratios are found in the Base Indenture and the related Series 2014-1 Supplement to the Base Indenture, dated September 30, 2014, filed as Exhibits 4.1 and 4.2, respectively, to our Current Report on Form 8-K filed on October 3, 2014.